FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                              For the month of March


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.







TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
BG Group plc

2. Reason for the notification (please place an X inside the appropriate bracket /s):

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( X )

Other (please specify) : ( )
..................

3. Full name of person(s) subject to the notification obligation (iii):
Fidelity International Limited (FIL)

4. Full name of shareholder(s) (if different from 3.) (iv):

Shares Held     Nominee                         Management Company

57,020          TRUST&CUST SVCS BK LTD, TOKO     FIJ
100,800         STATE STREET HONG KONG           FIA(K)L
299,000         STATE STR BK AND TR CO LNDN (S   FPM
171,800         STATE STR BK AND TR CO LNDN (S   FIL
3,437,240       NORTHERN TRUST LONDON            FPM
629,000         NORTHERN TRUST LONDON            FIL
67,600          NORDDEUTSCHE LANDERSBANK         FIL
111,230         NOMURA TRUST AND BANKING         FIJ
25,941          MORGAN STANLEY LONDON            FIL
326,300         MIDLAND SECURITIES SERVICES      FPM
1,507,400       MELLON BANK                      FPM
185,136         MASTER TRUST BANK OF JAPAN       FIJ
1,035,300       JPMORGAN, BOURNEMOUTH            FIL
2,938,200       JPMORGAN, BOURNEMOUTH            FPM
19,679,987      JPMORGAN, BOURNEMOUTH            FISL
12,165,149      JPMORGAN, BOURNEMOUTH            FIL
1,277,868       JPMORGAN, BOURNEMOUTH            FII
461,900         HSBC BANK PLC                    FPM
44,800          DEXIA PRIVATBANK                 FPM
85,740          CHASE MANHTTN BK AG FRNKFRT (S   FPM
28,452,314      BROWN BROS HARRIMN LTD LUX       FIL
1,352,280       BNP PARIBAS, PARIS               FIGEST
467,711         BERMUDA TRUST FAR EAST HK        FIM HK
3,273,107       BANK OF NEW YORK EUROPE LDN      FII
1,690,594       BANK OF NEW YORK BRUSSELS        FPM

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
Revised due to DTR rules.

6. Date on which issuer notified:
1 March 2007.

7. Threshold(s) that is/are crossed or reached:
..................

8. Notified details:
..................

A: Voting rights attached to shares

Class/type of shares if possible using  Situation previous to the Triggering
the ISIN CODE                           transaction (vi)
                                        Number of      Number of voting Rights
                                        shares         (viii)

ISIN GB0008762899                         79,843,417                79,843,417

Resulting situation after the triggering transaction (vii)

Class/type of shares if       Number of Number of voting     % of voting
possible using the ISIN       shares    rights (ix)          rights
CODE
                              Direct    Direct  Indirect     Direct   Indirect
                                        (x)     (xi)
                                                79,843,417                2.34%

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of      Expiration Exercise/      Number of voting rights that may % of
financial    Date       Conversion     be acquired if the instrument is voting
instrument   (xiii)     Period/ Date   exercised/ converted.            rights
                        (xiv)

Total (A+B)
Number of voting rights                      % of voting rights

     79,843,417                                2.34%





9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Shares Held     Nominee                         Management Company
57,020          TRUST&CUST SVCS BK LTD, TOKO     FIJ
100,800         STATE STREET HONG KONG           FIA(K)L
299,000         STATE STR BK AND TR CO LNDN (S   FPM
171,800         STATE STR BK AND TR CO LNDN (S   FIL
3,437,240       NORTHERN TRUST LONDON            FPM
629,000         NORTHERN TRUST LONDON            FIL
67,600          NORDDEUTSCHE LANDERSBANK         FIL
111,230         NOMURA TRUST AND BANKING         FIJ
25,941          MORGAN STANLEY LONDON            FIL
326,300         MIDLAND SECURITIES SERVICES      FPM
1,507,400       MELLON BANK                      FPM
185,136         MASTER TRUST BANK OF JAPAN       FIJ
1,035,300       JPMORGAN, BOURNEMOUTH            FIL
2,938,200       JPMORGAN, BOURNEMOUTH            FPM
19,679,987      JPMORGAN, BOURNEMOUTH            FISL
12,165,149      JPMORGAN, BOURNEMOUTH            FIL
1,277,868       JPMORGAN, BOURNEMOUTH            FII
461,900         HSBC BANK PLC                    FPM
44,800          DEXIA PRIVATBANK                 FPM
85,740          CHASE MANHTTN BK AG FRNKFRT (S   FPM
28,452,314      BROWN BROS HARRIMN LTD LUX       FIL
1,352,280       BNP PARIBAS, PARIS               FIGEST
467,711         BERMUDA TRUST FAR EAST HK        FIM HK
3,273,107       BANK OF NEW YORK EUROPE LDN      FII
1,690,594       BANK OF NEW YORK BRUSSELS        FPM

Proxy Voting:

10. Name of the proxy holder:
Fidelity International Limited (FIL)

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
Prior to the implementation of the EU Transparency Directive, the interests in shares of FMR Corp (FMR) and Fidelity International Limited (FIL) were aggregated together for the purposes of shareholder reporting. According to the new DTR rules the indirect holdings of FMR and FIL are being reported separately. A separate notification is being submitted for FMR Corp. Please note these holdings are correct as of close of business 27 February 2007.

14. Contact name:
Laura Cotterell

15. Contact telephone number:
01737 837148



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 02 March 2007                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary